Arf 12-6-02

02053174

VF 12-2-02

UNITED STATES
AND EXCHANGE COMMISSION
'ashington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING
RECEIVED
NOV 27 2002
WASH D.C. 160 SECTION

SEC FILE NUMBER
8-17161

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2001 (MM/DD/YY) AND ENDING 9/30/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

INTERCAL SECURITIES CO

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1111 HOWE AVENUE, SUITE 265
(No. and Street)

SACRAMENTO	CA	95825
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SARAH MOBLEY — (916) 920-1080
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MISTRETTA-TINSETH
(Name — *if individual, state last, first, middle name*)

740 UNIVERSITY AVENUE, SUITE 160	SACRAMENTO	CA	95825
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 13 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, RICHARD L. MILLER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INTERCAL SECURITIES CO., as of SEPTEMBER 30, 19 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

ALICIA KENNEDY
COMM. # 1206745
NOTARY PUBLIC-CALIFORNIA
SACRAMENTO COUNTY
COMM. EXP. JAN. 2, 2003

This report** contains (check all applicable boxes):

- XX (a) Facing page.
- XX (b) Statement of Financial Condition.
- XX (c) Statement of Income (Loss).
- XX (d) Statement of Changes in Financial Condition.
- XX (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- XX (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MISTRETTA - TINSETH

Certified Public Accountants – Financial Management Consultants

740 University Ave., Suite 160
Sacramento, CA 95825
916-929-6902
916-929-7068 Fax

Robert Mistretta, CPA, MBA
Cheryl A. Tinseth, CPA, MS Taxation

INDEPENDENT AUDITORS' REPORT

Board of Directors
Intercal Securities Co.
Sacramento, California

We have audited the following financial statements of Intercal Securities Co. (the "Company") for the year ended September 30, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Intercal Securities Co., as of September 30, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of computation of net capital for brokers and dealers pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 (Page 10) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Mistretta-Tinseth

November 15, 2002

INTERCAL SECURITIES CO.
STATEMENT OF FINANCIAL CONDITION
September 30, 2002

ASSETS

Current Assets	
Cash and cash equivalents	$ 276,971
Commissions receivable	30,063
Accounts receivable	8,446
Equity securities	750
Prepaid expenses	3,676
Prepaid and refundable income taxes	6,246
Other current assets	5,686
Total Current Assets	331,838
Equipment, net of accumulated depreciation of $66,081	7,300
Total Assets	$ 339,138

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities	
Commissions payable	$ 51,427
Accounts payable	2,589
Total Current Liabilities	54,016
Shareholders' Equity	
Common stock, no par value; 20,000 shares authorized, 200 shares issued and outstanding	2,000
Retained earnings	292,919
Accumulated other comprehensive income (loss)	(9,797)
Total Shareholders' Equity	285,122
Total Liabilities and Shareholders' Equity	$ 339,138

See accompanying notes and auditors' report.